UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Trius Therapeutics, Inc.

File No. 005-85614 – CF # 27694

_____

Sofinnova Ventures Partners VII, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Schedule 13D/A filed on December 6, 2011 relating to their beneficial ownership of common shares of Trius Therapeutics, Inc.

Based on representations by Sofinnova Ventures Partners VII, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit C   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers & Acquisitions